Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                        Date: November 28, 2005







NEWS RELEASE


Public Storage, Inc.
701 Western Avenue
Glendale, CA 91201-2349
www.publicstorage.com
--------------------------------------------------------------------------------

                                                 For Release: Immediately
                                                 Date:        November 28, 2005
                                                 Contact:     Clemente Teng
                                                              (818) 244-8080,
                                                              Ext. 141 Joele
                                                              Frank / Eric
                                                              Brielmann Joele
                                                              Frank, Wilkinson
                                                              Brimmer Katcher
                                                              (212) 355-4449


           PUBLIC STORAGE AND SHURGARD SIGN CONFIDENTIALITY AGREEMENT

GLENDALE, California - Public Storage, Inc. (NYSE and PCX: PSA) announced today that it has entered a confidentiality agreement with Shurgard Storage Centers, Inc. (NYSE: SHU). The agreement will allow Public Storage to participate in Shurgard's process of exploring its strategic alternatives, including a possible business combination with Public Storage. Pursuant to the agreement, Public Storage has agreed not to take certain actions with respect to an acquisition of Shurgard prior to April 27, 2006 without the approval of Shurgard. Such limitation on Public Storage will expire earlier upon the occurrence of certain events, including any business combination transaction between Shurgard and a third party and any unsolicited tender or exchange offer by a third party for Shurgard which is not rejected by Shurgard's board of directors. The confidentiality agreement does not limit or restrict Public Storage's ability to nominate persons for election as directors of Shurgard at the next annual or special meeting of shareholders called by Shurgard.

Goldman, Sachs & Co. and Wachtell, Lipton, Rosen & Katz are serving as financial advisor and legal counsel, respectively, to Public Storage.

COMPANY INFORMATION
-------------------

Public Storage, Inc., an S&P 500 company, is a fully integrated, self-administered and self-managed real estate investment trust that primarily acquires, develops, owns and operates self-storage facilities. The Company's headquarters are located in Glendale, California. The Company's self-storage properties are located in 37 states. At September 30, 2005, the Company had interests in 1,487 storage facilities with approximately 91 million net rentable square feet.

Additional information about Public Storage, Inc. and the proposal to Shurgard Storage Centers, Inc. are available on the Internet. The Company's web site is www.publicstorage.com.

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of Public Storage contained in this press release are also subject to the following risks and uncertainties: the possibility that no transaction between Public Storage and Shurgard may occur, that Public Storage may not participate in Shurgard's process of exploring strategic alternatives, that Public Storage may or may not identify and nominate persons for election to Shurgard's board, and that the terms of the confidentiality agreement will be enforceable by Public Storage or Shurgard. For additional information about risks and uncertainties that could adversely affect Public Storage's forward-looking statements, please refer to Public Storage's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Quarterly Report on Form 10-Q for the period ended September 30, 2005.

ADDITIONAL INFORMATION
----------------------

Subject to future developments, Public Storage may file with the United States Securities and Exchange Commission a registration statement to register the Public Storage shares which would be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the Commission's Internet web site at www.sec.gov. The registration statement (when and if available) and such other documents may also be obtained free of charge from Public Storage by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349,
Attention: Chief Legal Officer.